CREAM MINERALS LTD. Suite 1400 – 570 Granville Street Vancouver, B.C. V6C 3P1 www.creamminerals.com

January 31, 2012	TSX Venture Exchange Symbol: CMA
U.S. 20-F Registration: 000-29870
OTC BB: CRMXF
Frankfurt Stock Exchange: DFL

The Gold Report Interview with Matthew Zylstra Highlights Cream Minerals Ltd.

Vancouver, BC –January 31, 2012 - Cream Minerals Ltd. (TSX-V: CMA) ("Cream" or the “Company”) is pleased to provide the following interview conducted by The Gold Report with Matthew Zylstra, mining analyst at Northern Securities.  In this exclusive interview, titled “Underpriced Precious Metals Juniors Due to Move in 2012”, Mr. Zylstra reviews the gold, silver and PGM markets and tells us which junior miners he particularly likes at current price levels.  Of particular interest to Cream shareholders are Mr. Zylstra comments that he believes Cream Minerals has the potential to more than double its current resource.

To read excerpts from the report highlighting Cream Minerals please see below.  To read the entire article please visit our website  www.creamminerals.com or click on the following third party link http://www.theaureport.com/pub/na/12423

Cream  shareholders  who  have  questions  or  comments  are  encouraged  to  call  Michael
O’Connor or Rob Paul.

Cream Minerals is a silver-gold exploration company.  The Company’s flag ship project is the Nuevo Milenio silver – gold project in Nayarit State Mexico.  To learn more about Cream Minerals please click here www.creamminerals.com

Christopher Hebb, LLB,  Chairman
Chairman of the Board

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

Underpriced Precious Metals Juniors Due to Move in 2012: Matthew Zylstra

Source: Zig Lambo ofThe Gold Report  (1/30/12)

After a tough year in 2011, there is definitely a good selection of underpriced junior resource stocks available for astute investors to focus on before the rest of the herd finally wakes up and smells the gold. In this exclusive  interview with The Gold Report, Matthew Zylstra, mining analyst at Northern Securities, reviews the gold, silver and PGM markets and tells us why he believes that better times are ahead for junior miners in 2012 and which ones he particularly likes at current price levels.

Companies Mentioned:

Armistice Resources Corp.- Barkerville Gold Mines Ltd. - Canadian Zinc Corporation - Cream Minerals Ltd. - NioGold Mining

Corp. - Oremex Silver Inc. - Orvana Minerals Corp. - Prophecy Platinum Corp.

TheGold Report: When youlast spoke with TheGoldReport in early March of last year, gold was trading around $1,420/ounce(oz) and silver was around $36/oz. Silver peaked about $49/oz in late April and then gold hit around $1,900/oz in September.
 Now we're back up above $1,700/oz on gold and about $33/oz on silver. Where do you see these prices going this year, after it appears that they have likely bottomed out?

Matthew Zylstra: We're long-term bulls on both metals. Gold has been correcting since September and it looks like it bottomedout around $1,500/oz. We believe the recent decline is a normal pullback in a longer-term uptrend where nothing has really changed to the outlook. We see a perfect environment for the metal-concerns over our currency debasement, negative real interest rates, geopolitical friction, etc. I expect gold will reclaim the 2011 highs and could reach $2,000/oz.

For silver, the picture is less clear. Silver is, in part, an industrial metal accounting for around 50% of demand and less of a currency. Silver peaked at almost $50/oz in April 2011 and the price has been very volatile. We think the move is a correction, again, in a longer uptrend going back to 2003. I expect silver will trade around the mid-$30/oz range this year.
TGR: Getting to the actual equities, the gold and silver stocks certainly didn't track the metals prices very well the last year. What's been the problem?
MZ: Gold stocks have performed poorly compared to the metals. We believe this has to do with investors being leery about other period similar to what occurred in 2008 when credit markets froze. Exploration and development companies, in particular, are sensitive to what's going on in the capital markets since they require capital to continue exploration. Take, for example, Trade Winds Ventures Inc., which was acquired last year by Detour Gold Corp. (DGC:TSX). Shares of Trade Winds traded down to $0.03 in the 2008 crisis. Trade Wind shares were later bought for cash and stock, which at the time amounted to about $0.45 a share. My point is that people are nervous but that creates opportunity especially with what I believe will be a catch-up in equity prices.

TGR: Ihope with metals prices staying up, the credit markets will be a little more optimistic and will loosen up a bit. MZ: We certainly don't expect another period like 2008. Ithink that was an aberration.

TGR: So, Ihope the stocks start picking up here and not continue acting like gold is $800/oz and silver is $15/oz.

MZ: That is what we expect and the precious metals stocks could really get a boost on QE3 or other stimulus programs.

TGR: So, what do you think is going to be some sort of catalyst to get people more excited faster? Or is this just going to have to be a gradual progression and we are going to have to wait for $2,000/oz gold and $50/oz silver for people to really get into this market?

TGR: So then, let's look at some silver juniors. One that you follow is Cream Minerals Ltd. (CMA:TSX.V; CRMXF:OTCBB; DFL:FSE). What's going on with that one?

MZ: Cream is a company  I cover and which I visited late last year. It's an exploration company with a 41

Moz silver deposit called Nuevo Milenio. It also has about 300,000 oz gold. We believe the company has the potential to really expand the current resource. Cream completed about 20,000 meters (m) of drilling in
2011 and we expect an updated resource out late 0112. This should actually upgrade a fair amount of the Inferred resource to Indicated and could add about 30% to that resource. We also see it doing another round of drilling of 20,000-30,000m in 2012, which we think has the potential to more than double the current resource

TGR:That sounds promising.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This  news  release  contains  "forward-looking  information"  within  the  meaning  of  applicable  Canadian  securities regulations and including "forwarding-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This forward-looking information is made as of the date of this News Release and except as required under applicable securities legislation, the Company does not intend and does not assume any obligation to update this forward-looking information.  Forward looking information is based on management's current expectations and beliefs and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking information in this News Release includes, but is not limited to the planned drilling program on the Nuevo Milenio project and the Nuevo Milenio project’s estimated mineral resource.  Forward-looking information is based on a number of assumptions which management believes are reasonable including that equipment, personnel and approvals will be available when required to complete the planned drilling program, that no disruption to the program will occur as a result of breakdown, labour disputes, or natural hazards, that the assumptions underlying the inferred resources estimate are valid, including but not limited to the projected future prices of silver and gold, continuity of mineralization and grades, and expected recovery methods and rates.   Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials are more than expected, that the future price of silver and/ or gold will differ materially from those implied or estimated, that Canadian / US dollar exchange rates vary in a manner that has a negative effect on the resource estimate, unanticipated delays in obtaining governmental approvals or required financing; that changes in project parameters result in increased costs, of unexpected variations in mineralization, grade or recovery rate and other factors on which the mineral resource estimate is based, of failure of equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mineral exploration and development; a deterioration in general economic conditions; and changes in laws, rules and regulations applicable to Cream and the Nuevo Milenio project.

CAUTIONARY NOTE TO U.S. READERS REGARDING MINERAL RESOURCES

The United States Securities and Exchange Commission ("SEC") allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company uses certain terms in this document, such as "mineral resources", and "inferred resources" that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.  U.S readers are cautioned that while the term ‘inferred resource’ is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.